Citigroup Global Markets Inc.
388 Greenwich St.
New York, New York 10013
November 14, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Division of Corporate Finance
     Re: Response to Staff Comment
     We are writing in response to the Staff’s oral comment to the Registration Statement on Form S-1 (File No. 333-128838) filed by Charter Communications, Inc. (“Charter”), where the Staff has requested Citigroup Global Markets Inc. (“Citigroup”) to make the representations to the Staff consistent with the representations made to the Staff on July 8, 2005.
     In response to that request, Citigroup hereby represents to the Staff that:
•	the contemplated offering is a bona fide distribution by Charter of its Class A common stock into the open market;
•	Citigroup will not enter into any arrangements or understandings, directly or indirectly, with the purchasers of Class A common stock in connection with its sales efforts regarding the return, loan, or other similar use of the Class A common stock; and
•	if the offering has not already commenced prior to the date of effectiveness, the offering will commence immediately after the date of effectiveness, and is not a continuous offering.
     This letter to the Staff has been executed by an authorized representative of Citigroup.

Sincerely,

Citigroup Global Markets Inc.

By: /s/ WILLIAM ORTNER
Name: William Ortner
Title: Managing Director